

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 8, 2007

Mr. Timothy E. Hall
Chief Financial Officer, Flexsteel Industries, Inc.
P.O. Box 877
Dubuque, IA 52004-0877

Re: **Flexsteel Industries, Inc.**
               Form 10-K for the fiscal year ended June 30, 2006
               File No. 0-5151

Dear Mr. Hall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief